Exhibit 99.1

BROOKFIELD PROPERTY PARTNERS RENEWS NORMAL COURSE ISSUER BID

BROOKFIELD NEWS, September 11, 2020 – Brookfield Property Partners L.P. (“BPY”) (NASDAQ: BPY; TSX: BPY.UN) announced today that the Toronto Stock Exchange (the “TSX”) accepted a notice filed by BPY of its intention to renew its prior normal course issuer bid for a one-year period. BPY stated that at times its limited partnership units trade in price ranges that do not fully reflect their value. As a result, from time to time, acquiring limited partnership units represents a desirable use of available funds.

The notice provides that BPY may, during the twelve-month period commencing September 15, 2020 and ending September 14, 2021, purchase on the TSX, the Nasdaq Stock Market (“Nasdaq”) and any alternative Canadian or U.S. trading system, up to 31,602,923 limited partnership units, representing approximately 10% of its public float. At September 3, 2020, there were 429,880,565 limited partnership units issued and outstanding, with 113,851,333 limited partnership units held by insiders, giving BPY a public float of 316,029,232 limited partnership units. Under the normal course issuer bid, BPY may purchase up to 417,502 limited partnership units on the TSX during any trading day, which represents approximately 25% of the average daily trading volume of 1,670,008 limited partnership units on the TSX for the most recently completed six calendar months prior to the TSX’s acceptance of the notice of the normal course issuer bid. This limitation does not apply to purchases made pursuant to block purchase exemptions and purchases made on another exchange.

The price to be paid for the limited partnership units under the normal course issuer bid will be the market price at the time of purchase. The actual number of limited partnership units to be purchased and the timing of such purchases will be determined by BPY, and all purchases of limited partnership units will be effected through the facilities of the TSX, the Nasdaq and any alternative Canadian or U.S. trading system. All limited partnership units purchased by BPY under this bid will be promptly cancelled.

In addition, certain subsidiaries of Brookfield Asset Management Inc. (“BAM”) may act jointly or in concert with BPY and purchase limited partnership units through open market purchases on the TSX, Nasdaq and other alternative Canadian trading systems pursuant to section 4.1 of National Instrument 62-104 “Take-Over Bids and Issuer Bids” (“NI 62-104”). These limited partnership units will be purchased and held on behalf of BAM and will not be cancelled.

In connection with the normal course issuer bid, BPY will enter into an automatic purchase plan with its designated broker. The automatic purchase plan will allow for the purchase of limited partnership units, subject to certain trading parameters, at times when BPY ordinarily would not be active in the market due to its own internal trading blackout period, insider trading rules or otherwise. Outside of these periods, limited partnership units will be repurchased in accordance with management’s discretion and in compliance with applicable law. The plan will commence on September 15, 2020 and terminate on September 14, 2021.

Of the 35,252,769 limited partnership units approved for purchase under BPY’s prior normal course issuer bid that commenced on August 20, 2019 and expired on August 19, 2020 (the “Prior NCIB”), BPY purchased, in the twelve-month period preceding the date hereof, an aggregate of 15,184,665 limited partnership units through open market purchases on the TSX, the Nasdaq and other alternative Canadian and U.S. trading systems. The weighted average price that BPY paid per limited partnership unit acquired under this bid was US$14.13. During the term of the Prior NCIB, BAM purchased 5,375,851 limited partnership units through open market purchases on the TSX, the Nasdaq and other alternative Canadian and U.S. trading systems pursuant to section 4.1 of NI 62-104 bringing the total number of limited partnership units purchased to 20,560,516 at a weighted average price of US$12.70. The limited partnership units purchased by BAM were not cancelled.

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About Brookfield Property Partners

Brookfield Property Partners, through Brookfield Property Partners L.P. and its subsidiary Brookfield Property REIT Inc., is one of the world’s premier commercial real estate companies, with over $86 billion in total assets. We are leading owners, operators and investors in commercial real estate, with a diversified portfolio of premier office and retail assets, as well as interests in multifamily, triple net lease, logistics, hospitality, self-storage, student housing and manufactured housing assets.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management Inc., a leading global alternative asset manager with over $550 billion in assets under management.

Brookfield Property Partners L.P. is listed on the Nasdaq Stock Market and the Toronto Stock Exchange. Brookfield Property REIT Inc. is listed on the Nasdaq Stock Market. Further information is available at bpy.brookfield.com.

Contact:
Matt Cherry

Senior Vice President, Investor Relations & Communications

Tel: 212-417-7488

Email: matthew.cherry@brookfield.com

Forward-Looking Statements

This communication contains “forward-looking information” within the meaning of applicable securities laws and regulations. Forward-looking statements include statements that are predictive in nature or depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business, including as a result of the recent global economic shutdown caused by a novel strain of coronavirus, COVID-19; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes, hurricanes or pandemics/epidemics; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States . In addition, our future results may be impacted by risks associated with the global economic shutdown caused by a novel strain of coronavirus, COVID-19, and the related global reduction in commerce and travel and substantial volatility in stock markets worldwide, which may result in a decrease of cash flows and impairment losses and/or revaluations on our investments and real estate properties, and we may be unable to achieve our expected returns.

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We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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